UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NEOPHOTONICS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, $0.0025 Par Value Per Share

(Title of Class of Securities)

64051T100

(CUSIP Number of Common Stock Underlying Class of Securities)

Timothy S. Jenks

Chief Executive Officer

c/o NeoPhotonics Corporation

2911 Zanker Road

San Jose, California 95134

(408) 232-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of Filing Person)

Copies to

John H. Sellers

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,642,158	$1,121

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all (i) stock options to purchase shares of the issuer’s common stock and (ii) stock appreciation rights with respect to the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. These stock options and stock appreciation rights covered an aggregate of 2,373,692 shares of the issuer’s common stock, and had an aggregate value of $9,642,158 as of November 18, 2014, calculated based on a Black-Scholes option pricing model or a lattice-binomial pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.0001162 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,121	Filing Party: NeoPhotonics Corporation
Form or Registration No.: 005-86596	Date Filed: November 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on November 18, 2014 by NeoPhotonics Corporation, a Delaware corporation (the “Company”) as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on December 2, 2014 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on December 4, 2014 (the “Schedule TO”), in connection with the offer (the “Offer”) by the Company to: (i) certain optionholders, subject to specified conditions, to reprice some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.0025 per share (the “Common Stock”); and (ii) certain holders of stock appreciation rights, subject to specified conditions, to reprice some or all of their outstanding rights to receive cash in an amount equal to the amount by which the Common Stock has appreciated in value since the award date, upon the terms and conditions set forth in the Offer to Reprice Eligible Options and Stock Appreciation Rights dated November 18, 2014, as amended December 1, 2014 and December 4, 2014 (the “Repricing Offer”), and in the related Election Form, as amended and Notice of Withdrawal, as amended. This Amendment No. 3 is the final amendment being filed in order to report the results of the Offer. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO remain unchanged.

Item	4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby further amended and supplemented as follows:

The Offer expired at 9:00 p.m. U.S. Pacific Time, on Wednesday, December 17, 2014. Pursuant to the Offer, as of the expiration of the Offer, the Company accepted elections to: (i) reprice stock options to purchase 1,948,631 shares of Common Stock, representing approximately 87% of the shares subject to Eligible Options and (ii) reprice stock appreciation rights to purchase 87,354 shares of Common Stock representing approximately 65% of shares subject to Eligible SARs. As a result, on December 18, 2014, the Company amended (a) Eligible Options to purchase 1,948,631 shares of Common Stock, and (b) Eligible SARs to purchase 87,354 shares of Common Stock, pursuant to and as set forth in the Repricing Offer filed as Exhibit (a)(1)(A) to the Schedule TO. The exercise price per share of each amended Eligible Option and each amended Eligible SAR is $3.50, which was the closing price of the Company’s Common Stock as reported on the New York Stock Exchange on December 18, 2014. The Company has sent or will send via email to each holder of Eligible Options or Eligible SARs who made an election to participate in the Offer a Final Notice Of Amendment (Post-Expiration Time) substantially in the form of Exhibit (a)(1)(J) to the Schedule TO confirming each holder’s final elections with respect to his/her Eligible Options or Eligible SARs.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)#	Offer to Reprice Eligible Options and Stock Appreciation Rights dated November 18, 2014, as amended December 1, 2014 and December 4, 2014

(a)(1)(B)*	Form of E-Mail Announcement of Offer to Reprice dated November 18, 2014

(a)(1)(C)#	Election Form

(a)(1)(D)*	Form of Eligible Option and Eligible SAR Information Sheet

(a)(1)(E)#	Notice of Withdrawal

(a)(1)(F)#	Form of Communication to Eligible Holders Participating in the Repricing Offer Confirming Receipt of Election Form and Eligible Option and Eligible SAR Information Sheet

(a)(1)(G)*	Form of Communication to Eligible Holders Confirming Receipt of Notice of Withdrawal

(a)(1)(H)#	Form of Reminder E-Mail to Eligible Holders

(a)(1)(I)*	Form of Confirmation Letter to Eligible Holders Participating in the Repricing Offer

(a)(1)(J)*	Form Of Notice Of Amendment (Post-Expiration Time)

(a)(1)(K)†	Form of E-mail Announcement of amended Offer to Reprice dated December 2, 2014

(a)(1)(L)#	Form of E-mail Announcement of amended Offer to Reprice dated December 4, 2014

(a)(1)(M)	Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission on June 4, 2014 and incorporated herein by reference

(a)(1)(N)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the Securities and Exchange Commission on June 24, 2014 and incorporated herein by reference

(a)(1)(O)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, filed with the Securities and Exchange Commission on August 8, 2014 and incorporated herein by reference

(a)(1)(P)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014 and incorporated herein by reference

(b)	Not applicable

(d)(1)	2004 Stock Option Plan, as amended, and related documents, filed as Exhibit 10.2 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(2)	2007 Stock Appreciation Grants Plan and related documents, filed as Exhibit 10.3 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(3)	2010 Equity Incentive Plan, as amended and forms of agreement thereunder, filed as Exhibit 99.1 to the Company’s Current Report on Form S-8 filed with the Securities and Exchange Commission on June 25, 2013 and incorporated herein by reference

(d)(4)	2011 Inducement Award Plan and related documents, filed as Exhibit 99.1 to the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on October 13, 2011 and incorporated herein by reference

(d)(5)	Employment Letter by and between NeoPhotonics Corporation and Timothy S. Jenks, dated March 30, 2010, filed as Exhibit 10.17 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

Exhibit No.	Description

(d)(6)	Offer Letter by and between NeoPhotonics Corporation and Clyde R. Wallin, dated December 20, 2013, filed as Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 4, 2014 and incorporated herein by reference

(d)(7)	Offer Letter by and between NeoPhotonics Corporation and Dr. Wupen Yuen, dated January 2, 2005, filed as Exhibit 10.19 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(8)	Offer Letter by and between NeoPhotonics (China) Co., Ltd. and Chi Yue “Raymond” Cheung, dated August 14, 2007, filed as Exhibit 10.20 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(9)	Amended and Restated Severance Agreement by and between NeoPhotonics Corporation and Timothy S. Jenks dated April 13, 2010, filed as Exhibit 10.21 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(10)	Amended and Restated Severance Agreement by and between NeoPhotonics Corporation and Dr. Wupen Yuen, dated April 13, 2010, filed as Exhibit 10.24 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(11)	Amendment to Severance Rights Agreement, dated April 30, 2012, by and between the Company and Dr. Wupen Yuen, filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2012 and incorporated herein by reference

(d)(12)	Amended and Restated Non-Employee Director compensation Policy of NeoPhotonics Corporation, filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 and incorporated herein by reference

(d)(13)	Severance Agreement by and between NeoPhotonics Corporation and Benjamin L. Sitler dated April 14, 2010, filed as Exhibit 10.23 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(14)	Amendment to Severance Rights Agreement, dated April 30, 2012, by and between the Company and Timothy S. Jenks, filed as exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2012 and incorporated herein by reference

(d)(15)	Amended and Restated Severance Agreement by and between NeoPhotonics Corporation and James D. Fay, dated April 13, 2010, filed as Exhibit 10.22 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(16)	Offer Letter by and between NeoPhotonics Corporation and James D. Fay, dated March 9, 2007, filed as exhibit 10.18 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(17)	Transition Agreement, dated August 29, 2013, by and between the Company and James D. Fay, filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 9, 2014 and incorporated herein by reference

(d)(18)	Consulting Agreement by and between FLG Partners, LLC. and NeoPhotonics Corporation, dated August 29, 2013, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 9, 2014 and incorporated herein by reference

(d)(19)	Severance Rights Agreement, dated January 6, 2014, by and between NeoPhotonics Corporation and Clyde R. Wallin, filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 24, 2014 and incorporated herein by reference

Exhibit No.	Description

(d)(20)	2010 Employee Stock Purchase Plan, filed as Exhibit 10.5 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(21)	2011 Executive Officer Cash Compensation Arrangements, filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2011 and incorporated herein by reference

(d)(22)	2013 Executive Officer Bonus Program, filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 9, 2014 and incorporated herein by reference

(d)(23)	Form of Indemnification Agreement entered into by and between NeoPhotonics Corporation and each of its directors and officers, filed as Exhibit 10.1 to the Company’s registration statement on Form S-1 with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(24)	2008 Investors’ Rights Agreement by and between NeoPhotonics Corporation and the investors listed on Exhibit A thereto, dated May 14, 2008, filed as Exhibit 4.2 to the Company’s registration statement on Form S-1 with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(25)	Warrant to Purchase Common Stock by and between NeoPhotonics Corporation and Comerica Bank, dated December 20, 2007, filed as exhibit 4.3 to the Company’s registration statement on Form S-1 with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(26)	Share Purchase Agreement, dated April 27, 2012 by and between the Company and Open Joint Stock Company “RUSNANO”, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2012 and incorporated herein by reference

(d)(27)	Rights Agreement, dated April 27, 2012 by and between the Company and Open Joint Stock Company “RUSNANO”, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2012 and incorporated herein by reference

(d)(28)	Lock-Up, dated April 27, 2012 by and between the Company and Open Joint Stock Company “RUSNANO”, filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2012 and incorporated herein by reference

(d)(29)	Third Amendment to Loan and Security Agreement and Waiver and Consent by and between NeoPhotonics Corporation and Comerica Bank, dated September 29, 2011, filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011 and incorporated herein by reference

(d)(30)	Libor/Prime Referenced Rate Addendum To Loan And Security Agreement by and between NeoPhotonics Corporation and Comerica Bank, dated September 29, 2011, filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011 and incorporated herein by reference

(d)(31)	Amended and Restated Severance Agreement by and between NeoPhotonics Corporation and Benjamin L. Sitler dated October 8, 2014, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2014 and incorporated herein by reference

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on November 18, 2014 and incorporated herein by reference.

†	Previously filed with Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on December 2, 2014 and incorporated herein by reference.
#	Previously filed with Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on December 4, 2014 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEOPHOTONICS CORPORATION

By:	/s/ Timothy S. Jenks
Timothy S. Jenks
President, Chief Financial Officer and Chairman of the Board of Directors

Date: December 22, 2014

Index to Exhibits

Exhibit No.	Description

(a)(1)(A)#	Offer to Reprice Eligible Options and Stock Appreciation Rights dated November 18, 2014, as amended December 1, 2014 and December 4, 2014

(a)(1)(B)*	Form of E-Mail Announcement of Offer to Reprice dated November 18, 2014

(a)(1)(C)#	Election Form

(a)(1)(D)*	Form of Eligible Option and Eligible SAR Information Sheet

(a)(1)(E)#	Notice of Withdrawal

(a)(1)(F)#	Form of Communication to Eligible Holders Participating in the Repricing Offer Confirming Receipt of Election Form and Eligible Option and Eligible SAR Information Sheet

(a)(1)(G)*	Form of Communication to Eligible Holders Confirming Receipt of Notice of Withdrawal

(a)(1)(H)#	Form of Reminder E-Mail to Eligible Holders

(a)(1)(I)*	Form of Confirmation Letter to Eligible Holders Participating in the Repricing Offer

(a)(1)(J)*	Form Of Notice Of Amendment (Post-Expiration Time)

(a)(1)(K)†	Form of E-mail Announcement of amended Offer to Reprice dated December 2, 2014

(a)(1)(L)#	Form of E-mail Announcement of amended Offer to Reprice dated December 4, 2014

(a)(1)(M)	Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission on June 4, 2014 and incorporated herein by reference

(a)(1)(N)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the Securities and Exchange Commission on June 24, 2014 and incorporated herein by reference

(a)(1)(O)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, filed with the Securities and Exchange Commission on August 8, 2014 and incorporated herein by reference

(a)(1)(P)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014 and incorporated herein by reference

(b)	Not applicable

(d)(1)	2004 Stock Option Plan, as amended, and related documents, filed as Exhibit 10.2 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(2)	2007 Stock Appreciation Grants Plan and related documents, filed as Exhibit 10.3 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(3)	2010 Equity Incentive Plan, as amended and forms of agreement thereunder, filed as Exhibit 99.1 to the Company’s Current Report on Form S-8 filed with the Securities and Exchange Commission on June 25, 2013 and incorporated herein by reference

(d)(4)	2011 Inducement Award Plan and related documents, filed as Exhibit 99.1 to the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on October 13, 2011 and incorporated herein by reference

(d)(5)	Employment Letter by and between NeoPhotonics Corporation and Timothy S. Jenks, dated March 30, 2010, filed as Exhibit 10.17 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(6)	Offer Letter by and between NeoPhotonics Corporation and Clyde R. Wallin, dated December 20, 2013, filed as Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 4, 2014 and incorporated herein by reference

Exhibit No.	Description

(d)(7)	Offer Letter by and between NeoPhotonics Corporation and Dr. Wupen Yuen, dated January 2, 2005, filed as Exhibit 10.19 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(8)	Offer Letter by and between NeoPhotonics (China) Co., Ltd. and Chi Yue “Raymond” Cheung, dated August 14, 2007, filed as Exhibit 10.20 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(9)	Amended and Restated Severance Agreement by and between NeoPhotonics Corporation and Timothy S. Jenks dated April 13, 2010, filed as Exhibit 10.21 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(10)	Amended and Restated Severance Agreement by and between NeoPhotonics Corporation and Dr. Wupen Yuen, dated April 13, 2010, filed as Exhibit 10.24 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(11)	Amendment to Severance Rights Agreement, dated April 30, 2012, by and between the Company and Dr. Wupen Yuen, filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2012 and incorporated herein by reference

(d)(12)	Amended and Restated Non-Employee Director compensation Policy of NeoPhotonics Corporation, filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013 and incorporated herein by reference

(d)(13)	Severance Agreement by and between NeoPhotonics Corporation and Benjamin L. Sitler dated April 14, 2010, filed as Exhibit 10.23 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(14)	Amendment to Severance Rights Agreement, dated April 30, 2012, by and between the Company and Timothy S. Jenks, filed as exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2012 and incorporated herein by reference

(d)(15)	Amended and Restated Severance Agreement by and between NeoPhotonics Corporation and James D. Fay, dated April 13, 2010, filed as Exhibit 10.22 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(16)	Offer Letter by and between NeoPhotonics Corporation and James D. Fay, dated March 9, 2007, filed as exhibit 10.18 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(17)	Transition Agreement, dated August 29, 2013, by and between the Company and James D. Fay, filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 9, 2014 and incorporated herein by reference

(d)(18)	Consulting Agreement by and between FLG Partners, LLC. and NeoPhotonics Corporation, dated August 29, 2013, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 9, 2014 and incorporated herein by reference

(d)(19)	Severance Rights Agreement, dated January 6, 2014, by and between NeoPhotonics Corporation and Clyde R. Wallin, filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 24, 2014 and incorporated herein by reference

(d)(20)	2010 Employee Stock Purchase Plan, filed as Exhibit 10.5 to the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

Exhibit No.	Description

(d)(21)	2011 Executive Officer Cash Compensation Arrangements, filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2011 and incorporated herein by reference

(d)(22)	2013 Executive Officer Bonus Program, filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 9, 2014 and incorporated herein by reference

(d)(23)	Form of Indemnification Agreement entered into by and between NeoPhotonics Corporation and each of its directors and officers, filed as Exhibit 10.1 to the Company’s registration statement on Form S-1 with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(24)	2008 Investors’ Rights Agreement by and between NeoPhotonics Corporation and the investors listed on Exhibit A thereto, dated May 14, 2008, filed as Exhibit 4.2 to the Company’s registration statement on Form S-1 with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(25)	Warrant to Purchase Common Stock by and between NeoPhotonics Corporation and Comerica Bank, dated December 20, 2007, filed as exhibit 4.3 to the Company’s registration statement on Form S-1 with the Securities and Exchange Commission on April 15, 2010 and incorporated herein by reference

(d)(26)	Share Purchase Agreement, dated April 27, 2012 by and between the Company and Open Joint Stock Company “RUSNANO”, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2012 and incorporated herein by reference

(d)(27)	Rights Agreement, dated April 27, 2012 by and between the Company and Open Joint Stock Company “RUSNANO”, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2012 and incorporated herein by reference

(d)(28)	Lock-Up, dated April 27, 2012 by and between the Company and Open Joint Stock Company “RUSNANO”, filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2012 and incorporated herein by reference

(d)(29)	Third Amendment to Loan and Security Agreement and Waiver and Consent by and between NeoPhotonics Corporation and Comerica Bank, dated September 29, 2011, filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011 and incorporated herein by reference

(d)(30)	Libor/Prime Referenced Rate Addendum To Loan And Security Agreement by and between NeoPhotonics Corporation and Comerica Bank, dated September 29, 2011, filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011 and incorporated herein by reference

(d)(31)	Amended and Restated Severance Agreement by and between NeoPhotonics Corporation and Benjamin L. Sitler dated October 8, 2014, filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2014 and incorporated herein by reference

(g)	Not applicable

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on November 18, 2014 and incorporated herein by reference.

†	Previously filed with Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on December 2, 2014 and incorporated herein by reference.
#	Previously filed with Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on December 4, 2014 and incorporated herein by reference.